 1-A/A LIVE 0001680579 XXXXXXXX 024-10601 true false true Equity One Net Invest Inc OR 2014 0001680579 8742 32-0467879 0 0 942 WINDMERE DRIVE NW SALEM OR 97304 971-2731004 Philipp Bruns Other 9910.00 0.00 0.00 0.00 10000.00 0.00 0.00 0.00 10000.00 10000.00 0.00 0.00 0.00 -1000.00 0.00 0.00 common stock 3000000 0000 N/A 0 0 true true false Tier1 Unaudited Equity (common or preferred stock) N N N Y N N 2000000 3000000 1.00 2000000.00 0.00 0.00 0.00 2000000.00 false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY true